Capped Knock-Out Notes (CBEN) Linked to the EURO STOXX 50® Index due November 26, 2014	Fact Sheet for Term Sheet No. 1875AZ Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: November 5, 2013
Receive Digital Return if the downside barrier is not breached; full downside exposure with capped upside exposure if the downside barrier is breached

General

The notes are designed for investors who seek a return at maturity linked to the performance of the EURO STOXX 50® Index (the "**Underlying**"). If the closing level of the Underlying is greater than or equal to 80.00% of the Initial Level on all days during the Monitoring Period, a Knock-Out Event has not occurred and investors will be entitled to receive a return on their investment equal to the Digital Return of 7.90%. However, if the closing level of the Underlying is less than 80.00% of the Initial Level on any day during the Monitoring Period, a Knock-Out Event will have occurred and investors will be entitled to receive a return on their investment equal to the Underlying Return, subject to the Maximum Return of 7.90%. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their initial investment if a Knock-Out Event occurs and the Final Level is less than the Initial Level. Any Payment at Maturity is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP: 25152RFR9
Issuer: .... Deutsche Bank AG, London Branch
Maturity/Tenor: .... Approximately 12 months, 2 weeks
Underlying: .... The EURO STOXX 50® Index (Ticker: SX5E)
Face Amount: .... $1,000 per note
Knock-Out Event: .... A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing level of the Underlying is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if, on any day during the Monitoring Period, the closing level of the Underlying is less than the Knock-Out Level.
Knock-Out Buffer Amount: 20.00%
Knock-Out Level: .... 80.00% of the Initial Level
Digital Return: 7.90%
Maximum Return: 7.90%
Payment at Maturity: ....

- If a Knock-Out Event has not occurred:
  $1,000 + ($1,000 x Digital Return)
- If a Knock-Out Event has occurred:
  $1,000 + ($1,000 x the *lesser* of (i) the Underlying Return and (ii) the Maximum Return)

Underlying Return: .... $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level: .... The closing level of the Underlying on the Trade Date
Monitoring Period: .... The period from but excluding the Trade Date to and including the final Averaging Date
Final Level: .... The arithmetic average of the closing levels of the Underlying on each of the five Averaging Dates
Trade Date: .... November 8, 2013
Settlement Date: .... November 14, 2013
Averaging Dates : .... November 17, 2014, November 18, 2014, November 19, 2014, November 20, 2014 and November 21, 2014
Maturity Date: .... November 26, 2014
Fees and Commissions: .... JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1875AZ.

The Issuer's estimated value of the notes on the Trade Date is approximately $967.10 to $987.10 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 1875AZ for additional information.
For more information regarding this offering, please refer to the term sheet No. 1875AZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313006449/dp41752_fwp-ts1875az.htm.

Note Characteristics

- Opportunity to receive the Digital Return, if a Knock-Out Event does not occur
- Full downside exposure with capped upside exposure if Knock-Out Event occurs

Risk Considerations

- Appreciation potential capped
- You will lose some or all of your investment in the notes if a Knock-Out Event occurs and the Final Level is less than the Initial Level.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Return at Maturity

Payout After Knock-Out Event
Payout Without Knock-Out Event
60%
40%
20%
0%
-20%
-40%
-60%
-80%
Return on Securities (%)
-60%
-40%
-20%
0%
20%
40%
60%
Underlying Return (%)

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on whether a Knock-Out Event has occurred, and, if a Knock-Out Event has occurred, the Underlying Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below reflects $1,000 of Face Amount of notes, the Knock-Out Level equal to 80.00% of the Initial Level, the Digital Return of 7.90% and the Maximum Return of 7.90%.

	A Knock-Out Event Does Not Occur During the Monitoring Period		A Knock-Out Event Does Occur During the Monitoring Period
Percentage Change in Underlying	Total Return on Notes	Payment at Maturity	Total Return on Notes	Payment at Maturity
100.00%	7.90%	$1,079.00	7.90%	$1,079.00
80.00%	7.90%	$1,079.00	7.90%	$1,079.00
50.00%	7.90%	$1,079.00	7.90%	$1,079.00
20.00%	7.90%	$1,079.00	7.90%	$1,079.00
10.00%	7.90%	$1,079.00	7.90%	$1,079.00
7.90%	7.90%	$1,079.00	7.90%	$1,079.00
5.00%	7.90%	$1,079.00	5.00%	$1,050.00
0.00%	7.90%	$1,079.00	0.00%	$1,000.00
-5.00%	7.90%	$1,079.00	-5.00%	$950.00
-10.00%	7.90%	$1,079.00	-10.00%	$900.00
-20.00%	7.90%	$1,079.00	-20.00%	$800.00
-50.00%	N/A	N/A	-50.00%	$500.00
-80.00%	N/A	N/A	-80.00%	$200.00
-100.00%	N/A	N/A	-100.00%	$0.00

N/A: Not applicable because a Knock-Out Event will have occurred

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on whether or not a Knock-Out Event occurs, and, if a Knock-Out Event does occur, based on the extent to which the Underlying Return is positive or negative.  If the closing level of the Underlying is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount of 20.00% on any day during the Monitoring Period, a Knock-Out Event occurs and your investment will be fully exposed to any decline in the level of the Underlying.  Under these circumstances, if the Final Level is less than the Initial Level, you will lose 1.00% of the Face Amount for every 1.00% by which the Final Level is less than the Initial Level. In this scenario, you will lose some or all of your investment in the notes.

THE RETURN ON THE NOTES IS LIMITED  — If a Knock-Out Event does not occur, you will be entitled to receive at maturity $1,000 plus the product of $1,000 and the Digital Return of 7.90%. If a Knock-Out Event occurs, you will be fully exposed to the Underlying Return (whether positive or negative), subject to the Maximum Return of 7.90%. Therefore, regardless of whether a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,079.00 per $1,000 Face Amount of notes.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

YOU WILL NOT BE ENTITLED TO THE DIGITAL RETURN IF A KNOCK-OUT EVENT OCCURS — The notes are subject to daily closing level monitoring. As a result, if the closing level of the Underlying on any day during the Monitoring Period is less than the Initial Level by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Digital Return and your investment will be fully exposed to any decline in the level of the Underlying during the term of the notes. You will be subject to this potential loss of your investment even if the Underlying subsequently increases such that the Final Level is less than the Initial Level by not more than the Knock-Out Buffer Amount of 20.00%.

THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks composing the Underlying would have.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN NOTES LINKED TO THE VALUES OF EQUITY SECURITIES ISSUED BY NON-U.S. COMPANIES — The Underlying includes component stocks that are issued by companies incorporated outside of the U.S. Because the Underlying includes component stocks traded outside the U.S., the notes are subject to the risks associated with non-U.S. securities markets. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the value of the Underlying and the value of your notes. Furthermore, there are risks associated with investments in notes linked to the values of equity securities issued by non-U.S. companies. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the prices of equity securities issued by non-U.S. companies may be adversely affected by political, economic, financial and social factors that may be unique to the particular countries in which the non-U.S. companies are incorporated. These factors include the possibility of recent or future changes in a non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the Underlying are issued by companies located in countries within the Eurozone, some of which are and have been experiencing economic stress.

WE ARE ONE OF THE COMPANIES THAT MAKE UP THE UNDERLYING — We are one of the companies that make up the Underlying. To our knowledge, we are not currently affiliated with any of the other companies the equity securities of which are represented in the Underlying. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the equity securities composing the Underlying, or your notes. None of the other companies represented in the Underlying will be involved in the offering of the notes in any way. Neither they nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

THE UNDERLYING RETURN WILL NOT BE ADJUSTED FOR CHANGES IN THE EURO RELATIVE TO THE U.S. DOLLAR — The Underlying is composed of stocks denominated in, and the level of the Underlying is calculated in, Euros. Because the level of the Underlying is calculated in Euros and not in U.S. dollars, the performance of the Underlying will not be adjusted for exchange rate fluctuations between the U.S. dollar and the Euro. Therefore, if the Euro appreciates or depreciates relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

IF THE LEVEL OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying. Changes in the level of the Underlying may not result in a comparable change in the value of your notes.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing levels of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Level, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. The determination of a market disruption event or a Knock-Out Event by the calculation agent could adversely affect the amount payable at maturity.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 1875AZ for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.1875AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1875AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.